Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Banc Ed Corp.

Commission File Number: 0-15950

Busey and TheBANK of Edwardsville | Core Rationale and FAQs

PRIVATE & CONFIDENTIAL: FOR INTERNAL BUSINESS USE ONLY

First Busey Corporation (“Busey”) and The Banc Ed Corp. (“Banc Ed”) have jointly agreed to merge their holding companies and, following the completion of this merger, to merge TheBANK of Edwardsville (“TheBANK”) with and into Busey Bank. Pending receipt of customary closing conditions, including regulatory and other required approvals, it is expected the holding companies will merge in Q4 2018 or Q1 2019, and the banks will merge in Q2 2019 or Q3 2019. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively. This partnership of 150-year strong, local, community-minded companies with Midwestern roots and values will advance our shared longstanding commitments to providing premier team member and customer experiences and supporting the communities where we work and live.

We understand you likely have and will receive many questions about this partnership. This is natural and an expected part of the process. We encourage you to ask questions and to help us successfully navigate this partnership together. Below you’ll find core rationales and FAQs to help you better understand more about Busey, the reasoning behind why we believe Busey and TheBANK can form an ideal partnership, and some information about what to expect at this time. A separate Communication Talking Points Summary has been created to assist you in conversations with customers and other community members who will likely inquire about this new partnership.

It’s important to note that the transaction remains subject to customary closing conditions, including regulatory and shareholder approvals. Until these approvals are obtained, we may not have definite answers to all of your questions. We ask for your patience and understanding. We are currently building a joint integration team, and they will share more information as it becomes known. When all necessary approvals have been granted, we can provide more detailed information and will have several communication and project channels accessible to you to provide input, as well as to stay informed.

Thank you in advance for your open-mindedness, passion for service, and your commitment to learning more about this newly-formed financial services partnership.

Core Rationale for the Partnership and Busey Introduction

The collective, overarching rationale is simple: there is strength in unity of two like-minded, community-focused and dynamic organizations able to deliver best-in-class service experiences

Member FDIC

through our Pillars—associates, customers, shareholders and communities. Both Busey and TheBANK celebrate their sesquicentennial anniversaries in 2018—each providing 150 years of strength and service—and will unite as one organization to further provide service excellence to these Pillars.

How do we do this together?

We do this by collaborating and creating best practices; building upon two passionate and positive organizational cultures; engaging the best and brightest talent; providing a premier, locally-based customer experience seamlessly across multiple lines of business; remaining prideful of the fact we are a true community financial services company; supporting and spurring economic development in our communities; and generating superior long-term returns to our shareholders.

Why Busey/TheBANK?

Being a strong, local community bank for the communities we serve is important to both Busey and TheBANK, and thanks to outstanding associates, we both have been successful growing our companies. As we join forces, we ask you to be part of this continued success and growth. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence. We are uniting two 150-year organizations together as one because we will have the resources to compete with the “Big Banks” while maintaining a community bank culture that makes us better than the rest. In short, we can out-small the bigs, and out-big the smalls.  A combined pro forma franchise supports this through the following:

•                  ~82 full service branches: 62 throughout Illinois, as well as 14 in Missouri, 5 in Florida, and 1 in Indiana;

•                  Significantly enhances TheBANKs offerings, as well as Buseys’s existing presence in the St. Louis market.  STL MSA deposit market share improves from #18 to #7;

•                  ~$9.6 billion in assets; $6.4 billion in gross loans; $7.7 billion in deposits and wealth assets under management of $8.6B.

We have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices and local decision-making authority to serve strong, multi-generational relationships through service-oriented, tenured associates. This business combination offers a unique mix of scale, fit, geographical synergy, and financial attractiveness for both organizations. Together, our size and scope will allow for expanded capabilities along with the flexible, local decision-making that gives us great advantages over our competitors, both large and small.

Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital to meet the needs of the communities we serve.

Additionally, this partnership makes sense culturally as both organizations invest in and value people as the most important asset of all. As such, both companies are laser-focused on building best-in-class experiences for associates, including enhanced training and leadership development opportunities; transparent communication channels; annual associate celebrations and ongoing appreciation events; robust health and wellness programs; and significant volunteer and community service opportunities.

Last but not least, from an investor and shareholder perspective, we offer a compelling, unique, 150-year story and an attractive investment opportunity.

Who is Busey?

First Busey Corporation is a $7.8 billion financial holding company headquartered in Champaign, Illinois. Founded on January 13, 1868, the organization—like TheBANK of Edwardsville—celebrated its 150th anniversary in 2018. Busey’s bank subsidiary, Busey Bank, has 44 locations in Illinois, primarily in its downstate Illinois markets, 13 in the St. Louis metropolitan area, one in Indianapolis and five in southwest Florida. Busey Bank is a full-service commercial-focused bank.

In addition, Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately 28 million transactions per year using online payment, lockbox processing and walk-in payments at its 4,000 agent locations in 43 states.

Busey Wealth Management is a wholly-owned subsidiary of Busey. Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of June 30, 2018, Busey Wealth Management’s assets under care were approximately $7.0 billion. However, in support of Busey’s organic growth strategy and to simplify its operating structure, Busey is planning to align Busey Wealth Management under the Busey Bank umbrella in late 2018, pending regulatory approval. By eliminating the separate subsidiary, the commercial and wealth management teams will operate as one, working seamlessly together in support of providing comprehensive service offerings to valued customers, thereby strengthening Busey’s team-based relationship management approach. Similar to TheBANK, Busey was built upon a strong commitment to associate, customer, shareholder and community experiences. Busey’s vision is: Service Excellence in Everything We Do for Our Pillars. As a testament to Busey’s commitment to associates, the organization was named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; recognized as one of the 2018 Top Workplaces in St.

Louis; among the first Best Companies to Work For in Florida; as well as among the 2018 Best-In-State Banks for Illinois—a first ever recognition by Forbes—in addition to various wellness, training and development, philanthropic and other workplace awards. Busey appreciates its associates contributing their best to Busey each day; their shared experiences are what make these and other awards possible.

Busey’s Net Promoter Score® (NPS®), a key measure of service as experienced by the customer, continues to trend upward over the past several years and consistently exceeds the banking industry average. Additionally, Busey utilizes Gallup Q12® to independently measure associate engagement and continually improve the associate experience and has exceeded the financial industry average score with a 4.16/5.

Busey is committed to investing in associates, as over 50% of its associate base participates in some type of formal training and leadership development curriculum. Additionally, Busey experiences a nearly 90% associate participation rate in its innovative health and wellness program, B Well. Investments in B Well include a stress management component, lifesaving biometric screenings, a corporate health and wellness coach, health club reimbursements, and Health Savings Account (HSA) investments funded by the company. Busey has also received numerous local and state community service awards, as well as national awards including being named an Independent Banker® Magazine’s Social Media Leader for three consecutive years.

Busey is humbled by these accomplishments, and actively seeks partnerships with companies like TheBANK who share similar values and whose team members will further contribute to the continued success of Busey.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com.

We ask for your support in helping us grow forward and look forward to meeting all of you.

Following are some answers to initial questions that may be on your mind at this time. As noted, it’s not possible to have answers to all questions. We will continue to provide information as the partnership unfolds and regulatory and other approvals are granted.  Additional talking points are also available to help you communicate this partnership to your customers and communities.

Common Questions | FAQs

When will this transaction take place?

Assuming customary closing conditions are met, including regulatory and shareholder approvals, we anticipate merging the holding companies in Q4 2018 or Q1 2019, and the banks would subsequently merge in Q2 2019 or Q3 2019; however, no definitive timelines have been established at this time.

How did this partnership come about? And why Busey?

This partnership of strong, local community banks with Midwestern roots and values will advance our shared longstanding commitments to supporting the communities we serve—allowing us to remain a locally operated financial services organization for years to come.

•                  Both Busey and TheBANK have admired each other’s franchises because they both reflect true commitments to community banking. Through this partnership, we expect to significantly expand our franchise through balanced, integrated growth strategies while staying committed to strong community roots.

•                  The merger represents the joining of a significant footprint in the St. Louis MO-IL MSA dedicated to a focused commercial and wealth management growth effort, built on solid, innovative retail/mortgage banking foundations and funding. Expanding our capital strength enables larger commercial credits, spurring additional economic and community development opportunities, while preserving our community bank approach and immediate cross-sell opportunities with wealth management, agricultural services and farm brokerage. United together, we will form a thriving, innovative company with full-service capabilities to help clients reach financial freedom, achieve homeownership goals and build businesses.

•                  We believe we are natural partners because of our strong presence in, and understanding of, the markets we serve. Furthermore, our organizations offer a broad range of financial services and delivery systems that nicely complement each other, allowing us to further meet our customers’ growing needs and expand our organizations into new markets with a shared service commitment to our associates, customers, shareholders and communities.

•                  Further, today’s banking environment is different than before the financial crisis—particularly the regulatory environment. The cost of operating a bank is much higher today, and the financial returns are much lower. A combined organization will be able to take advantage of economies of scale, while our similar cultures and focus on building long-term client relationships will contribute to shareholder value.

•                  Last but certainly not least, Busey is a company who values its associates above all. This was an important consideration for TheBANK in considering this partnership as well. We believe in partnering with a team who is just as committed to making our company the best place to work and conduct business.

What do I need to do right now?

Customers and associates should operate as usual right now. Until the bank merger, anticipated to occur in Q2 2019 or Q3 2019, there will be no merger-related changes for Busey or TheBANK’s customers. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers, while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible.

Communicating with customers and front-line associates regarding customer-impact modifications, once known, will be a top priority of the joint merger integration team.

What do you anticipate the public’s reaction to be?

We are optimistic the reaction will be positive.  However, it’s possible you could potentially read headlines or encounter noise from the competition that may not fully convey the positive spirit of our relationship. We are hopeful you will help us in this regard. Talking points are available to assist; however, as a summary it’s important to know Busey and TheBANK believe the best time to join forces is now because there is a huge opportunity to leverage each other’s strengths for reasons including the following:

•                  Busey is the right strategic partner—one whose vision and passion for serving its communities is closely aligned with the principles upon which TheBANK was founded.

•                  The strength of Busey and TheBANK’s combined capital positions allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving the community banking approach that best serves our communities.

•                  An absolute strength of this partnership is the set of common beliefs, the 150-year tradition of excellence, the strong leadership and the community commitment shared by our organizations.

Will TheBANK of Edwardsville change its name to Busey Bank?

TheBANK branches will be branded Busey Bank upon the merger of the banks, which is expected to occur before the end of 2019. While the bank’s name may change, it’s important to understand that the same people and cultural foundation will remain. You have and always will make TheBANK the best place to bank and work.

Will we close any branches?

An in-depth analysis of customer metrics—measuring transaction volumes, customer trends and preferences, personal loans, deposits, etc. over a significant period of time—is being  conducted jointly as a part of our ongoing due diligence process. Our priorities concerning any decisions around potential branch closings are minimizing customer and associate disruption and enhancing our service models and operating efficiencies to support long-term, sustainable growth.

How do I know if I will have a job with Busey?

Until the merger of the two banks anticipated to occur in Q2 or Q3 2019, there are no planned large-scale changes to either company’s employment base. Busey does not have a specific banking presence in southwest Illinois. Therefore, this is an expansion for Busey’s St. Louis region, and we would expect minimal associate impact. Additionally, the HR teams will work together to manage normal attrition within the companies and to fill open positions with any impacted associates as efficiently as possible.

Will our pay, benefits or years of service change?

Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing associates are offered a strong, competitive total rewards package; we do not expect this approach to change. Additionally, associates’ years of service for employment and related matters including such things as leave entitlement and benefits will be recognized.

Busey offers a wide range of employee benefits including a robust wellness program, incentive and bonus pay, HSA funding, profit sharing contributions and an employee stock purchase plan (which allows employees to purchase shares of Busey’s common stock through payroll deductions at a discount). More information about our total rewards will be shared as it becomes available.

What changes should customers expect?

TheBANK should continue to provide customers with the level of service and exceptional products they have come to expect. It is business as usual right now for all operations, customer products, rates and services and associate policies and procedures.

Subsequent to the closing of the holding company merger, there will be a number of operational considerations as we align our two companies and select best practices. Rest assured, every effort will be made to minimize the impact to our customers and associates.

When the banks are joined together, we will be able to provide customers with enhanced opportunities such as increased lending limits; an expanded range of online, banking, and payment processing capabilities; and expanded access to commercial lending, cash management and wealth management experts with decades of experience. Busey has successfully integrated multiple bank acquisitions in the past few years and follows a comprehensive project management plan as a guide to help ensure a smooth transition. The joint integration team will keep you informed of any new information related to the merger of the banks, expected to occur in Q2 2019 or Q3 2019.

What can I say to customers and community members?

We hope you’re as excited as we are about the possibilities outlined above. As such, we encourage you to actively communicate with customers and tell your continued story. A separate Communication Points Summary has been created to assist you in this process and we encourage you to utilize this to help with messaging.

Who do I contact if I have questions?

If you have questions or concerns, please reach out to your local executive leadership team. As we move toward closing the merger, we will set up an Intranet and other communication channels for the two companies where important communications will be posted. Frequent status updates and communications are anticipated.

Special Note Concerning Forward-Looking Statements: This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and The Banc Ed Corp. (“Banc Ed”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Banc Ed’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Banc Ed undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Banc Ed to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Banc Ed will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Banc Ed with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Banc Ed’s general business; (x) changes in interest rates and prepayment rates of First Busey’s and Banc Ed’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Banc Ed; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Banc Ed; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”)

Additional Information: First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Banc Ed that also constitutes a prospectus of First Busey, which will be sent to the shareholders of Banc Ed. Banc Ed’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, Banc Ed and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and Banc Ed can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from Banc Ed, upon written request to The Banc Ed Corp., Attn: R.L. Plummer, Chairman of TheBANK, or by calling (618) 781-1922.

Participants in this Transaction: First Busey, Banc Ed and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s participants may be found in the definitive proxy statement of First Busey relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.